June 14, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Stoke Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-231700)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Stoke Therapeutics, Inc. with respect to the effective time of the above-referenced Registration Statement so that it will become effective June 18, 2019, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that, during the period from June 7, 2019 to the date of this letter, we have effected the distribution of approximately 1,636 copies of the preliminary prospectus, dated June 7, 2019, to prospective underwriters, dealers, institutions, and others.

We were advised on June 7, 2019 by the Corporate Financing Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

J.P. MORGAN SECURITIES LLC
COWEN AND COMPANY, LLC
CREDIT SUISSE SECURITIES (USA) LLC

on behalf of themselves and as representatives of the Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ John Whittaker
	Name:	John Whittaker
	Title:	Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
	Name:	Jason Fenton
	Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Connie Chiang
	Name:	Connie Chiang
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]